

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2023

Chen Yuanhang
Chief Executive Officer
LVPAI Group Ltd
50 West Liberty Street, Suite 880
Reno, Nevada 89501

> **Re: LVPAI Group Ltd**
> **Form 10-K for the fiscal year ended January 31, 2023**
> **Filed May 25, 2023**
> **Response dated May 15, 2023**
> **File No. 033-20966**

Dear Chen Yuanhang:

We issued comments on the above captioned filing on October 2, 2023. On November 13, 2023, we issued a follow-up letter informing you that comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael Gillespie